

March 16, 2011

Mr. J. Randy MacDonald
MF Global Holdings Ltd.
717 Fifth Avenue
New York, NY  10022

> **Re:** **MF Global Holdings Ltd**
> **Form 10-K for the fiscal year ended March 31, 2010**
> **File No. 1-33590**

Dear Mr. MacDonald:

We have reviewed your filing and have the following comments.  We have limited our review to only the issues addressed below and will make no further review of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended March 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 71

1. Tell us your consideration of providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, consider disclosing the amount of cash that is currently held by your foreign subsidiaries and disclose the impact of repatriating the undistributed earnings of foreign subsidiaries. Please refer to Item 303(A)(1) of Regulation S-K and Section IV of our Release 33-8350.

Financial Statements

Consolidated Balance Sheets, page 92

2. Please tell us what provisions require you to classify your series A and series B preferred stock outside of the equity section.

Note 1. Organization and Basis of Presentation

Basis of Presentation, page 98

3. Please tell us how you account for your 19.5% equity investment in Polaris and tell us your basis in accounting for such treatment.

Note 2.  Summary of Significant Accounting Policies

Securities purchased under agreements to resell and securities sold under agreements to repurchase, page 99

4.  With regard to your repurchase agreements, please tell us the following:


· Quantify the amount of repurchase agreements qualifying for sales accounting at each quarterly balance sheet date for each of the past three years.

· Quantify the average quarterly balance of repurchase agreements qualifying for sales accounting for each of the past three years.

· Describe all the differences in transaction terms that result in certain of your repurchase agreements qualifying as sales versus collateralized financings.

· Provide a detailed analysis supporting your use of sales accounting for your repurchase agreements.

· Describe the business reasons for structuring the repurchase agreements as sales transactions versus collateralized financings.  To the extent the amounts accounted for as sales transactions have varied over the past three years, discuss the reasons for quarterly changes in the amounts qualifying for sales accounting.

· Describe how your use of sales accounting for certain of your repurchase agreements impacts any ratios or metrics you use publicly, provide to analysts and credit rating agencies, disclose in your filings with the SEC, or provide to other regulatory agencies.

- Tell us whether the repurchase agreements qualifying for sales accounting are concentrated with certain counterparties and/or concentrated within certain countries. If you have any such concentrations, please discuss the reasons for them.

- Tell us whether you have changed your original accounting on any repurchase agreements during the last three years. If you have, explain specifically how you determined the original accounting as either a sales transaction or as a collateralized financing transaction noting the specific facts and circumstances leading to this determination. Describe the factors, events or changes which resulted in your changing your accounting and describe how the change impacted your financial statements.

For those repurchase agreements you account for as collateralized financings, please quantify the average quarterly balance for each of the past three years. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for significant variances among these amounts.

In addition, please tell us:

- Whether you have any securities lending transactions that you account for as sales pursuant to the guidance in ASC 860-10. If you do, quantify the amount of these transactions at each quarterly balance sheet date for each of the past three years. Provide a detailed analysis supporting your decision to account for these securities lending transactions as sales.

- Whether you have any other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets, similar to repurchase or securities lending transactions that you account for as sales pursuant to the guidance in ASC 860. If you do, describe the key terms and nature of these transactions and quantify the amount of the transactions at each quarterly balance sheet date for the past three years.

- Whether you have offset financial assets and financial liabilities in the balance sheet where a right of setoff – the general principle for offsetting – does not exist. If you have offset financial assets and financial liabilities in the balance sheet where a right of setoff does not exist, please identify those circumstances, explain the basis for your presentation policy, and quantify the gross amount of the financial assets and financial liabilities that are offset in the balance sheet. For example, please tell us whether you have offset securities owned (long positions) with securities sold, but not yet purchased (short positions), along with any basis for your presentation policy and the related gross amounts that are offset.

Finally, if you accounted for repurchase agreements, securities lending transactions, or other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets as sales and did not provide disclosure of those transactions in your Management's Discussion and Analysis, please advise us of the basis for your conclusion that disclosure was not necessary and describe the process you undertook to reach that conclusion. We refer you to paragraphs (a)(1) and (a)(4) of Item 303 of Regulation S-K.

<u>Foreign currency translation, page 107</u>

5.  Please tell us how you complied with paragraph 12 of ASC 830-30-45, or tell us how you determined it was appropriate to record the impact of translating monetary assets and liabilities in the Consolidated and Combined Statements of Operations.

<u>Note 15. Commitments and Contingencies, pages 131 to 137</u>

6.  We note your legal contingency disclosures and request that you tell us how you have met the requirement of Accounting Standards Codification 450-20-50-4 to disclose the amount or range of reasonably possible loss or to indicate that an amount cannot be estimated.  The objective of this guidance is to provide valuable disclosure of the amount of reasonably possible loss that is not accrued.

<u>Note 16. Segment and Geographic Information, page 138</u>

7.  We note your disclosure that you have one reportable business segment.  Please tell us how you determined it is not necessary to present a reportable segment for your trading on your own account.


    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,


Jennifer Monick
Senior Staff Accountant